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SEC FILE NUMBER
8- 12500

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nationwide Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5475 Rings Road, Atrium (No. and Street)

Dublin (City) OH (State) 43017 (Zip Code)

RECD S.E.C. MAR - 5 2002 513

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Policarpo 484-530-1465 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP (Name — If individual, state last, first, middle name)

1600 Market Street (Address) Philadelphia (City) PA (State) 19103-7279 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 03 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Mike Policarpo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nationwide Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

VP - Financial & Operational Principal

Title

Notary Public

Notarial Seal
Leslie A. Powers, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires June 3, 2002
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

1600 Market Street
Philadelphia, PA 19103-7279

Independent Auditors' Report

The Board of Directors
Nationwide Securities, Inc.:

We have audited the accompanying statement of financial condition of Nationwide Securities, Inc. (formerly Nationwide Advisory Services, Inc.) as of December 31, 2001, and the related statements of operations and retained earnings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Securities, Inc. (formerly Nationwide Advisory Services, Inc.) as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information in Schedules 1 through 3 has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 25, 2002

NATIONWIDE SECURITIES, INC.
(Formerly Nationwide Advisory Services, Inc.)
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Financial Condition

December 31, 2001

Assets		
Cash and cash equivalents	$	7,173,964
Cash and short-term securities segregated under federal and other regulations		14,614,360
Investments in securities, at fair value (note 3)		1,174,638
Receivables:		
Fees		434,160
Other		101,998
Federal income tax recoverable from ultimate parent		474,070
Furniture and equipment, at cost less accumulated depreciation of $2,004		10,022
Prepaid expenses		96,524
Deferred sales commissions, net		1,155,171
Receivable from mutual funds		1,069,635
Total assets	$	26,304,542
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to affiliates	$	10,295,793
Bank overdrafts		1,069,635
Payable to mutual funds for fund shares purchased		3,666,918
Accrued expenses		249,527
Commissions payable		116,818
Payable to mutual fund customers		1,264,840
Deferred income tax liability (note 4)		369,611
Total liabilities		17,033,142
Contingencies (note 6)		
Stockholder's equity (notes 7 and 8):		
Common stock without par value, 10,000 shares authorized; 7,676 shares issued and outstanding at stated value of $25		191,900
Additional paid-in capital		160,746
Retained earnings		8,918,754
Total stockholder's equity		9,271,400
Total liabilities and stockholder's equity	$	26,304,542

See accompanying notes to financial statements.

NATIONWIDE SECURITIES, INC.
(Formerly Nationwide Advisory Services, Inc.)
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Operations and Retained Earnings

Year ended December 31, 2001

Revenues:	
Sales charges	$ 36,684,778
Investment income	317,926
Other income, net	1,082,948
Total revenues	38,085,652
Expenses:	
Sales commissions	21,942,765
Service fees, variable insurance products	12,312,114
Agency sales fees paid to affiliate	991,601
Salaries and employee benefits (note 5)	518,022
Professional fees	281,145
Agents' benefit plan expense	154,832
Supplies, printing, and postage	72,717
Licenses and fees	47,904
Rent	36,773
Data processing	25,483
Telephone	15,832
Depreciation	2,004
Other operating expenses	338,703
Total expenses	36,739,895
Income before federal income tax expense	1,345,757
Federal income tax expense (benefit) (note 4):	
Current	(208,467)
Deferred	830,528
Total federal income tax expense	622,061
Net income	723,696
Retained earnings at beginning of year	8,195,058
Retained earnings at end of year	$ 8,918,754

See accompanying notes to financial statements.

NATIONWIDE SECURITIES, INC.
(Formerly Nationwide Advisory Services, Inc.)
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities:		
Net income	$	723,696
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in fair value of investments in securities		45,121
Depreciation		2,004
Decrease in deferred federal income taxes		830,528
Increase in receivables		(76,426)
Decrease in prepaid expenses		491
Decrease in accrued expenses		(1,233,678)
Decrease in deferred sales commission, net		489,072
Increase in federal income tax recoverable from ultimate parent		(479,648)
Increase in mutual fund-related payables, net		5,705,087
Decrease in payable to affiliates		(291,949)
Decrease in commissions payable		(172,436)
Decrease in bank overdrafts		(2,776,402)
Increase in cash and short-term securities segregated under federal and other regulations		(229,039)
Net cash provided by operating activities		2,536,421
Cash flows from investing activities:		
Purchases of securities		(1,137,919)
Proceeds from sale of securities		1,781,268
Purchases of furniture and equipment		(12,026)
Net cash provided by investing activities		631,323
Net increase in cash		3,167,744
Cash at beginning of year		4,006,220
Cash at end of year	$	7,173,964
Supplemental disclosure of cash flow information:		
Cash paid to ultimate parent during the year for income taxes	$	902,203

See accompanying notes to financial statements.

(1) Description of Business

Nationwide Securities, Inc. (the Company) is a wholly owned subsidiary of Nationwide Life Insurance Company (NLIC). NLIC is a member company of Nationwide, and its ultimate parent is Nationwide Mutual Insurance Company. Prior to August 9, 2001, the Company was known as Nationwide Advisory Services, Inc. The Company is an investment adviser and broker-dealer that is currently registered in all 50 states, as well as the District of Columbia and Puerto Rico. The Company is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. The Company provides distribution services to the Gartmore Family of Mutual Funds (comprised of 67 mutual funds and over $14 billion in total assets under management as of December 31, 2001) through the Nationwide Mutual Insurance Corporation agency sales force. It is anticipated that the Company will discontinue providing distribution on services to the Gartmore Family of Mutual Funds during 2002. Such distribution services are anticipated to be performed by an affiliate of the Company.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Investments in Securities

Investments in securities represent the Company's mutual fund positions as of December 31, 2001. Mutual funds are valued at net asset value, which represents fair value. Investments are classified as trading securities, with unrealized gains or losses included in investment income. Mutual fund transactions are recorded on the trade date, and realized gains and losses are computed on the first-in, first-out basis.

(c) Recognition of Revenue

Revenue is recognized as the related services are performed.

(d) Deferred Sales Commissions

The Company defers certain costs, principally sales commissions, that are paid to financial advisors in connection with the sale of certain shares of Gartmore-sponsored mutual funds. The Company recovers such costs through 12b-1 distribution fees, which are paid by these funds, and a contingent deferred sales charge paid by shareholders who redeem their shares prior to completion of the required holding period. These costs are amortized using the straight-line method over a period not exceeding six years, which approximates the required holding period for the shares. The 12b-1 distribution fees are included in sales charges in the statement of operations and retained earnings. Contingent deferred sales charges received by the Company are recorded as a reduction of the unamortized deferred sales commissions for the period. Amortization of deferred sales commissions

(Continued)

was $295,470 for the year ended December 31, 2001 and is included in sales commissions in the statement of operations and retained earnings.

(e) ***Fixed Assets***

Furniture and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives.

(f) ***Cash and Cash Equivalents***

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Cash and cash equivalents include the Company's participation in a short-term investment pool managed by Nationwide Cash Management Company (NCMC), an affiliate. At its discretion, NCMC invests and reinvests assets of the pool. The investment pool consists primarily of commercial paper, acceptances, and other investment securities of a short-term nature and is stated at cost, which approximates fair value. Amounts invested in NCMC as of December 31, 2001 are $76,416.

(g) ***Comprehensive Income***

The Company currently has no differences between comprehensive income as defined by Statement of Financial Accounting Standards No. 130 and its net income as presented in the statement of operations and retained earnings.

(h) ***Cash and Short-Term Securities Segregated Under Federal and Other Regulations***

Cash and short-term securities of $14,614,360 have been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

(3) Investments in Securities

Investments in securities are comprised of the following mutual fund positions at December 31, 2001:

		Cost	Fair value
Gartmore Mutual Funds:			
Gartmore Money Market Fund	$	866,447	866,447
Gartmore Millenium Growth Fund		24,320	14,226
Gartmore Total Return Fund		64,244	52,987
Gartmore Growth Fund		58,185	29,735
Gartmore Bond Fund		24,347	23,887
Gartmore Tax-Free Income Fund		23,559	23,071
Gartmore Government Bond Fund		49,040	49,808
Nationwide S&P 500 Index Fund		116,090	114,477
	$	1,226,232	1,174,638

(4) Federal Income Taxes

The Company files a consolidated federal income tax return with its ultimate parent. The Company calculates income taxes on a separate-company basis. The tax sharing arrangement provides for a current tax benefit to the Company for losses that are utilized in the consolidated tax return.

The actual federal income tax expense for 2001 differs from the "expected" amount for the year (computed by applying the federal statutory rate of 35% to income before federal income taxes) due primarily to certain nondeductible expenses.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 are presented below:

Deferred tax assets:		
Supplemental nonqualified benefit plan	$	14,367
Pension plan		1,127
Accrued vacation		1,146
Unrealized depreciation of investments in securities		18,058
Total gross deferred tax assets		34,698
Deferred tax liabilities:		
Deferred sales commission		404,309
Total gross deferred tax liabilities		404,309
Net deferred tax liability	$	369,611

The Company has not established a valuation allowance for deferred tax assets at December 31, 2001, as it believes that all deferred tax assets are fully realizable. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

(5) Pension Plan and Postretirement Benefits Other Than Pensions

The Company is a participant, together with other affiliated companies, in a pension plan covering all employees who have completed at least one year of service and who have met certain age requirements. Plan contributions are invested in a group annuity contract of NLIC. Benefits are based upon the highest average annual salary of a specified number of consecutive years of the last ten years of service. The Company funds pension costs accrued for direct employees plus an allocation of pension costs accrued for employees of affiliates whose work efforts benefit the Company.

Pension costs charged to operations by the Company were $5.7 million during the year ended December 31, 2001. The Company has recorded a prepaid pension asset of $9.4 million as of December 31, 2001.

In addition to the defined benefit pension plan, the Company, together with other affiliated companies, participates in life and health care defined benefit plans for qualifying retirees. Postretirement life and health care benefits are contributory and generally available to full-time employees who have attained age 55 and have accumulated 15 years of service with the Company after reaching age 40. Postretirement health care benefit contributions are adjusted annually and contain cost-sharing features, such as deductibles and coinsurance. In addition, there are caps on the Company's portion of the per-participant cost of the postretirement health care benefits. These caps can increase annually, but not more than 3%. The Company's policy is to fund the cost of health care benefits in amounts determined at the discretion of management. Plan assets are invested primarily in group annuity contracts of NLIC.

(Continued)

The Company elected to immediately recognize its estimated accumulated postretirement benefit obligation (APBO); however, certain affiliated companies elected to amortize their initial transition obligation over periods ranging from 10 to 20 years.

The Company's accrued postretirement benefit expense was $53.8 million as of December 31, 2001, and the net periodic postretirement benefit cost (NPPBC) for 2001 was $3.2 million.

Information regarding the funded status of the pension plan as a whole and the postretirement life and health care benefit plan as a whole as of December 31, 2001 follows (in millions):

		Pension benefits	Postretirement benefits
Change in benefit obligation:			
Benefit obligation at beginning of year	$	1,981.7	276.4
Service cost		89.3	12.6
Interest cost		129.1	21.4
Participant contributions		—	3.3
Plan amendment		27.7	0.2
Actuarial (gain) loss		(5.8)	20.2
Benefits paid		(89.8)	(20.1)
Benefit obligation at end of year		2,132.2	314.0
Change in plan assets:			
Fair value of plan assets at beginning of year		2,337.1	119.4
Actual return (loss) on plan assets		(46.6)	(0.2)
Employer contribution		—	17.3
Participant contributions		—	3.3
Plan curtailment		—	—
Benefits paid		(89.8)	(20.1)
Fair value of plan assets at end of year		2,200.7	119.7
Funded status		68.5	(194.3)
Unrecognized prior service cost		49.5	0.2
Unrecognized net gains		(79.3)	(4.0)
Unrecognized net (asset) obligation at transition		(5.1)	0.8
Accrued benefit cost	$	(33.6)	(197.3)

(Continued)

Assumptions used in calculating the funded status of the pension plan and postretirement life and health care benefit plan were as follows:

	Pensions benefits	Postretirement benefits
Weighted average discount rate	6.50 %	7.25 %
Rate of increase in future compensation levels	4.75	—
Assumed health care cost trend rate:		
Initial rate	—	11.00
Ultimate rate	—	5.50
Declining period	—	4 years

The components of net periodic pension cost for the pension plan as a whole for the year ended December 31, 2001 were as follows (in millions):

Service cost (benefits earned during the period)	$	89.3
Interest cost on projected benefit obligation		129.1
Expected return on plan assets		(183.8)
Recognized gains		(7.8)
Amortization of prior service cost		3.2
Amortization of unrecognized transition asset		(1.3)
	$	28.7

Assumptions used in calculating the net periodic pension cost for the pension plan were as follows:

Weighted average discount rate	6.75 %
Rate of increase in future compensation levels	5.00
Expected long-term rate of return on plan assets	8.00

NATIONWIDE SECURITIES, INC.
(Formerly Nationwide Advisory Services, Inc.)
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements

December 31, 2001

The components of NPPBC for the postretirement benefit plan as a whole for the year ended December 31, 2001 are as follows (in millions):

Service cost (benefits attributed to employee service during the year)	$	12.6
Interest cost on accumulated postretirement benefit obligation		21.4
Expected return on plan assets		(9.6)
Amortization of unrecognized transition obligation of affiliates		0.6
Net amortization and deferral		(0.4)
	$	24.6

Actuarial assumptions used for the measurement of the NPPBC for the postretirement benefit plan for 2001 were as follows:

Discount rate	7.5 %
Long-term rate of return on plan assets, net of tax in 1999	8.0
Assumed health care cost trend cost:	
Initial rate	11.0
Ultimate rate	5.5
Declining period	4 years

Because current plan costs are very close to the employer dollar caps, the health care cost trend has an immaterial effect on plan obligations for the postretirement benefit plan as a whole. For this reason, the effect of a one-percentage-point increase or decrease in the assumed health care cost trend rate on the APBO as of December 31, 2001 and on the NPPBC for the year ended December 31, 2001 was not calculated.

(6) Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

(7) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule). Accordingly, the Company is required to maintain "net capital" of the greater of $250,000 or 1/15th of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2001, the Company had a ratio of "aggregate indebtedness" to "net capital" of approximately 2.25 to 1, with a minimum net capital requirement of $609,500 and adjusted "aggregate indebtedness" and "net capital" of $9,142,498 and $6,937,250, respectively.

(8) Stockholder's Equity

Net income represents the only changes in stockholder's equity during the year ended December 31, 2001.

Schedule 1

NATIONWIDE SECURITIES, INC.

(Formerly Nationwide Advisory Services, Inc.)
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Computation of Net Capital Under Rule 15c3-1

December 31, 2001

Net capital:		
Total stockholder's equity from statement of financial condition	$	9,271,400
Deductions and/or charges:		
Nonallowable assets:		
Furniture and equipment, net		(10,022)
Deferred sales commission, net		(1,155,171)
Federal income tax recoverable from parent		(474,070)
Fee-related receivables		(311,781)
Prepaid expenses		(96,524)
Other receivables		(190,716)
Net capital before haircuts on securities		7,033,116
Haircuts on securities:		
Other securities		(95,866)
Net capital	$	6,937,250
Aggregate indebtedness:		
Payable to affiliates	$	10,295,793
Bank overdrafts		1,069,635
Payable to mutual funds for fund shares purchased		3,666,918
Accrued expenses		249,527
Commissions payable		116,818
Payable to mutual fund customers, net		195,205
Total unadjusted aggregate indebtedness		15,593,896
Less the lesser of required deposit as of December 31, 2001 or actual amount on deposit - Special Reserve Bank Account		(6,451,398)
Total adjusted aggregate indebtedness	$	9,142,498
Company's minimum net capital requirement (greater of $250,000 or 1/15th of adjusted aggregate indebtedness)	$	609,500
Excess net capital	$	6,327,750
Ratio of unadjusted aggregate indebtedness to net capital		2.25

There were no material differences between the Company's computation of reserve requirement as reflected on Form X-17-A-5, Part II A and the above computation.

See accompany independent auditors' report.

Schedule 2

NATIONWIDE SECURITIES, INC.

(Formerly Nationwide Advisory Services, Inc.)
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Computation of Reserve Requirements Under Rule 15c3-3

December 31, 2001

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	6,451,398
Total credits		6,451,398
Debit balances		—
Total debits		—
Reserve computation:		
Excess of total credits over total debits	$	6,451,398
Amount held on deposit in "Special Reserve Bank Account," including value of qualified securities, at end of reporting period	$	14,614,360
Amount on deposit (or withdrawal)		—
New amount in "Special Reserve Bank Account" after adding deposit or subtracting withdrawal	$	14,614,360

There were no material differences between the Company's computation of reserve requirement as reflected on Form X-17-A-5, Part II A and the above computation.

See accompany independent auditors' report.

NATIONWIDE SECURITIES, INC.

(Formerly Nationwide Advisory Services, Inc.)

(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2001

	Fair value	Number of items
Customers' fully paid and excess-margin securities not in the respondent's possession or control as of December 31, 2001, for which instructions to reduce to possession or control had been issued as of December 31, 2001, for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
Customers' fully paid securities and excess-margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2001, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None	None

See accompanying independent auditors' report.

KPMG

NATIONWIDE SECURITIES, INC.

(Formerly Nationwide Advisory Services, Inc.)

(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Financial Statements and Schedules

December 31, 2001

(With Independent Auditors' Report Thereon)